

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

Via Facsimile and U.S. Mail

Richard L. Franklin, M.D., Ph.D.
Executive Chairman
SyntheMed, Inc.
200 Middlesex Essex Turnpike
Suite 210
Iselin, NJ 08830

> **Re: SyntheMed, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 15, 2011**
> **File No. 000-20580**

Dear Dr. Franklin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is required, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements in accordance Rule 8-08 of Regulation S-X or tell us why you are not required to update your financial statements.

What is required to consummate the merger?, page 1

2.   Please revise to disclose when the members of Pathfinder will vote on the merger agreement.

Pathfinder, LLC, page 8

3.   With reference to your disclosures on pages 17, 72 and 73, please revise to
        prominently highlight the following information in the Summary:

        •   Pathfinder's receipt of a going concern opinion from its auditors and the
             amount of its negative working capital;

        •   The need for significant additional capital to fund operations, including the
             amount necessary to fund operations for the next twelve months;

        •   Pathfinder's lack of revenues and its net losses since inception and
             expectation for losses for the foreseeable future;

        •   The status of development of Pathfinder's products; and

        •   Dr. Franklin's role as Pathfinder's sole employee and his part-time status.

4.   Please expand the second paragraph to clarify what will be done with the registrant's
        assets.

Merger Consideration, page 9

5.   Briefly highlight the numerical exchange ratio based on the numbers in the first
        bullet. Also expand the second bullet to disclose the number of options to be
        assumed.

Voting and Revocation of Proxies, page 28

6.   We refer to the third paragraph on page 28. Please revise to identify the items that are
        "discretionary" and those that are "non-discretionary."

Background for the Merger, page 30

7.   Expand to disclose what led to the conclusion that it would be impractical to fund the
        clinical trials. Also tell us where this section discusses your "efforts to raise capital"
        mentioned in the first bullet on page 34.

8.   Please clarify what you mean by "Tier 1" and "Tier 2." Also clarify who established the special committee on July 23, 2010 and what occurred with respect to the 12 companies no longer included on Oppenheimer's "active list" as of August 20, 2010.

9.   We refer to your disclosure in the first full paragraph on page 32. Please revise to disclose whether Mr. Hickey provided any subsequent reports to the special committee or the board concerning his contact with the generic drug company initially contacted on August 13, 2010.

10.   We refer to the second sentence on page 33 and final sentence of the second paragraph on page 34. Please revise to disclose whether the full board unanimously approved these resolutions or whether there were dissenting votes.

11.   We note the disclosures regarding "Pathfinder" rejecting, proposing and negotiating terms of the merger agreement. Please expand to clarify who rejected, proposed and negotiated terms on behalf of Pathfinder. Also revise to disclose the extent to which Dr. Franklin and Mr. Gruber participated in the negotiations and deliberations of the merger agreement on behalf of the registrant.

Reasons for the Merger, page 34

12.   Please clarify how the relative percentage ownership in the merger is "consistent with market practice for a merger of this type" and captures your "perceived relative valuations," and who performed this analysis.

Fairness Opinion, page 37

13.   With a view toward clarified disclosure, please tell us why Barrier Advisors only reviewed "certain" analyses with the special committee and which analyses it did not review.

14.   With a view toward disclosure, please tell us the source of the internal projections mentioned on page 37 and the members of senior management of both parties with whom Barrier Advisors conducted discussions regarding their respective business prospects. Please also provide us copies of the projections, forecasts and analyses and all copies of materials that Barrier Advisors provided to the full board or the special committee.

15.   We note the limitation on reliance by shareholders in the first sentence of the third paragraph on page 37 and in the second sentence of the final paragraph on page 3 of the fairness opinion. Because it is inconsistent with the disclosures relating to the opinion, these limitations should be deleted. Alternatively, disclose the basis for Barrier Advisors' belief that shareholders cannot rely upon the opinion to support any claims against Barrier Advisors arising under applicable state law (e.g., the inclusion of an express disclaimer in Barrier Advisors' engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Barrier Advisors would have no effect on the rights and responsibilities of either Barrier Advisors or the board of directors under the federal securities laws.

16.   Please disclose whether any material changes in SyntheMed's or Pathfinder's operations, performance or the assumptions upon which Barrier Advisor based its opinion have occurred since the delivery of the opinion almost three months ago. Similarly, please disclose whether any material changes are expected to occur prior to the security holder meeting.

17.   Currently, it is unclear how Barrier Advisors arrived at the disclosed conclusions for each analysis presented. As one example, you refer to analyzing six transactions but it is unclear how those transactions result in the median transaction value you mention or how the range of equity values for the registrant was determined. Please expand to describe in greater detail the methods of Barrier Advisors in determining its findings.

Comparable Transactions Analysis, page 40

18.   Please expand to clarify how Barrier Advisors "selected" which transactions to consider. Also tell us whether any transactions that met the criteria were excluded from the analysis and, if so, the reasons for such exclusion. Please also provide similar information regarding the companies mentioned under the caption "Comparable Companies Analysis" and the transactions and companies mentioned on page 42.

19.   The median transaction value in the paragraph after the bullets is different than the median transaction value in the table. Please reconcile.

Relative Valuation, page 43

20.   Please revise to clarify the basis for the weights assigned to each of the valuation methods, including why different weights were assigned for each company. Please also revise to disclose who selected those weightings.

21.   Please clarify the significance of the reference to "4:1."

Other Considerations, page 44

22.   Please revise to disclose who recommended the amount of the fee paid to Barrier. Please refer to Regulation M-A, Item 1015(b)(5). Also, please quantify the amount of the fee paid.

Interests of Certain Directors…, page 44

23.   Please expand to disclose when the compensation arrangements with your special committee were set and who determined those arrangements on behalf of the registrant.

Material Tax Consequences, page 45

24.   We note that you "expect" the merger to be tax free. Please revise to clarify why you do not know whether the merger will be taxable to your shareholders.

Agreements Related to the Merger, page 57

25.   Please revise to disclose the material terms of the credit and security agreement referenced on page 8 and the material terms of the $1 million convertible debt financing that is a condition to the closing of the merger agreement.

Richard L. Franklin, M.D., Ph.D.
SyntheMed, Inc.
March 14, 2011
Page 6

26.   Please clarify how the "Management Termination Agreements" are related to the
        merger. For example, were they agreed to during the negotiations? We note that
        your disclosure on page 34 indicates that no negotiations with respect to the
        agreements occurred prior to November 29, 2010, only that the agreements were
        entered into on that date without any prior discussion.

Principal Stockholders, page 68

27.   Please expand to disclose the post-transaction beneficial ownership of the registrant,
        particularly given the second full risk factor on page 16. Also update the table
        currently included in your disclosure.

Pathfinder's Business, page 69

28.   Please revise to clarify your reference to a "new" type of mammalian cell. Is this a
        cell type that previously did not exist in mammals or did the scientific community
        only recently discover the existence of these cells?

29.   Please provide us with copies of any studies that support the following claims:

        •   PCs isolated from rat and human pancreas and human kidney have been shown to
            completely reverse diabetes induced in a mouse (page 69);

        •   Rat pancreas-derived PCs have been effective in animal models of renal
            reperfusion and myocardial infarction (page 69);

        •   PC cells can be taken from one individual and administered to an
            immunologically different individual without causing an immune response (page
            70);

        •   The study results referenced in the penultimate paragraph on page 70;

        •   The study results referenced in the second and third paragraphs on page 71; and

        •   The study results referenced in the sixth paragraph on page 71.

30.   Please revise to clarify the nature of your arrangement regarding research and
        development with the university and third party laboratories referenced. Also clarify

how Pathfinder has been able to supervise these entities given your disclosure on page 72 that you have only one employee who works on a part-time basis.

Intellectual Property, page 72

31.	Please clarify the duration of the intellectual property mentioned here and in the following section. Also revise to clarify the specific nature of the technology covered by each patent application and license, and the intellectual property underlying those licenses.

Management's Discussion…, page 72

32.	We note that you have only provided management's discussion and analysis as of and for the periods ending September 30. Please update your management's discussion and analysis to also include a discussion as of and for the years ended December 31. Refer to Item 303(A) of Regulation S-K.

33.	We note that for the nine months ended September 30, 2010, you incurred increased legal fees of $82,000. Please revise your disclosure here to discuss the nature of legal fees incurred.

34.	To the extent you have any material legal contingencies, please revise your financial statements to provide the disclosures required by FASB ASC Topic 450-20.

Liquidity and Capital Resources, page 73

35.	Please revise your disclosure on page 74 to quantify the additional funds necessary to fund your short-term and long-term operating requirements and the source of those obligations, including any material amounts you are obligated to pay upon consummation of a post-transaction financing or that you expect to satisfy through the issuance of securities.

Unaudited Pro Forma Condensed Combined Financial Statements, page 78

Note 2 – Purchase Price, page 83

36.	We note that you are allocating $10.5 million to intangible assets / goodwill in this transaction. Please expand your disclosures to discuss management's preliminary estimate of the allocation between intangible assets and goodwill. Discuss what intangible asset categories you believe may have value. For each intangible asset, provide a preliminary estimate of the value and a preliminary estimate of the useful life. Finally, as appropriate, revise the pro forma financial statements to include pro forma adjustments for an estimate of the amortization expense for any intangible assets, or otherwise explain why such adjustments are not necessary. Please refer to FASB ASC Topic 805-20.

Pathfinder LLC Financial Statements, page F-1

Note 3 – License Agreements, page F-8

37.   We note your disclosure here regarding the MGH license agreement. You state that prior to the first commercial sale, additional license fees are due and payable. In order to provide the reader with greater insight into the potential obligations of the company, please revise to disclose the specific amounts due and payable for each year prior to the first commercial sale.

Note 4 – Long Term Note Payable, page F-9

38.   Please expand your disclosure to describe the long-term note payable in greater detail, including the principal amount, maturity date, interest rate and any other material provisions. Explain to us how the carrying value of your note payable was determined.

Note 7 – Commitments and Other Matters, page F-10

39.   We note that as part of the MGH license agreement, you may be required to pay MGH 3% of the price received. We note from your disclosure on page 72, that you intend to amend this provision to allow MGH to receive a small equity interest. Please clarify if this amendment has been executed and quantify the amount of shares MGH will receive under the amended agreement. To the extent this provision or the proposed amendment will have a material impact on your financial statements, please revise your MD&A accordingly.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax): Keith Moskowitz, Esq. – Eilenberg & Krause LLP